Exhibit 1.37

Notice to U.S. Investors

The proposed transaction relates to the securities of CaixaBank, S.A. and Bankia, S.A., both companies incorporated in Spain. Information distributed in connection with the proposed transaction and the related shareholder vote is subject to Spanish disclosure requirements that are different from those of the United States. Financial statements and financial information included herein are prepared in accordance with Spanish accounting standards that may not be comparable to the financial statements or financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the proposed transaction, since the companies are located in Spain and some or all of their officers and directors are residents of Spain. You may not be able to sue the companies or their officers or directors in a Spanish court for violations of the U.S. securities laws. Finally, it may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the companies may purchase shares otherwise than under the proposed transaction, such as in open market or privately negotiated purchases, at any time during the pendency of the proposed transaction.

The ordinary shares of CaixaBank, S.A. have not been and are not intended to be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States of America except pursuant to an applicable exemption from the registration requirements of such Act.

Extraordinary General Meeting

José Ignacio Goirigolzarri

1 December 2020

EXTRAORDINARY GENERAL MEETING 2020

Good morning, ladies and gentlemen, dear shareholders.

First of all, I wish to express my gratitude once again for your attendance at this General Meeting, both to those who are present here among us and to those who are following us online.

I would also like to thank you for your understanding regarding the measures we have been forced to take due to the health crisis that confronts us.

This is the eleventh General Meeting since Bankia was founded and, as has been the norm, it is being held in Valencia, the city where our headquarters is located and with which we feel a special closeness.

A closeness that, without doubt, we will continue to deepen in the future.

We are meeting today on an extraordinary basis to submit the merger with Caixabank to your approval.

While true that all the General Meetings we have held throughout our existence have been important, I feel that today’s is especially significant, as it marks the most pivotal milestone in the history of our bank.

EXTRAORDINARY GENERAL MEETING 2020

Because today, if you, ladies and gentlemen shareholders, so decide, our bank will form, together with Caixabank, the biggest financial institution in our country.

I will not conceal from you that this Board takes enormous satisfaction in submitting this merger to your consideration.

Now then, my aim today is to give you an indepth explanation of the basis for the merger that we are submitting for you approval.

I will do this by dividing my presentation into three major sections:

•	In the first I will analyse the rationale for the merger, framing it within the current economic context.

•	In the second I will describe the details of the transaction.

•	And in the third I will share with all of you the next steps to be carried out, in the event you give your approval to the merger, and end with the conclusions.

I want to point out that the quantitative information I will refer to throughout my presentation is the information set out in the proposed merger terms, and the information presented to the Board of Directors when the operation was examined.

That is why I will refer to figures for the first half of this year.

EXTRAORDINARY GENERAL MEETING 2020

In those significant cases where we have subsequent information, I will share that data with all of you over the course of the presentation.

First, and before taking up the operation itself, I would like to frame it not just within the current economic environment, but also in the context of Bankia's history.

From 2012 until today, our bank has gone through different periods in which we have adapted our strategy to the needs of each moment.

I would like to divide those years into three stages:

•	The first ran from 2012 to 2015 and was marked by our Restructuring Plan.

•	In the second stage, which includes the years 2016 and 2017, we concentrated on our new positioning of relationship with our customers and on the change in our commercial dynamics.

•	And the third phase, running from 2018 to the present, after the integration with BMN, has been focused on our digital and cultural transformation in order to be able to face the new challenges before us.

I will now briefly describe the highlights of those stages.

EXTRAORDINARY GENERAL MEETING 2020

Beginning with the first stage, that covered our first three years until the end of 2015, the main objective we set for ourselves at that time was to make Bankia a viable and sustainable project.

And to do this, as all of you will recall, we had to comply with the Restructuring Plan that Brussels imposed on us in exchange for the aid received.

This enormous effort was overseen by a radical change in our corporate governance, aimed at guiding the pursuit of our first Strategic Plan.

In this period, we successfully achieved all the objectives charted in our Strategic Plan, which allowed us, moreover, to fulfil the requirements of the Restructuring Plan two years ahead of time.

The truth is that at that time we were very satisfied with the financial results, but we concluded that, going forward, we had to change our commercial dynamic in order to raise the level of satisfaction of our customer base, where we had clear room for improvement.

And, in this respect, in 2016, after carrying out a profound strategic analysis and grounding our approach on the results of more than 100,000 surveys and meetings with customers, we changed our commercial positioning to place the customer and his or her needs and demands front and centre in our all decisionmaking.

EXTRAORDINARY GENERAL MEETING 2020

We as a bank drew closer to our clientele, offering simpler products and services, without the fine print, and easier to understand.

In short, we placed our company structure at the customer's service.

And as you know, and as can be seen on the screen, the response was impressive.

As soon as we were able to convey this new positioning to our customers, the perceived quality of service rose notably and with it our ability to attract new customers.

And with this new commercial momentum, we entered a third stage, that has covered the last two years, and which for our bank has been a time of growth and transformation, marked by the two major challenges that we as a sector have faced and continue facing.

First, we confronted a challenge of profitability. As you well know, ladies and gentlemen, shareholders of Bankia, profit margins in European banking are not only low, they are and for several years have been lower than the cost of capital, something which is not sustainable in the medium term for any sector or enterprise.

The main factor that explains this situation is interest rate levels. Since February 2016, nearly five years ago, benchmark rates have been in negative terrain. This could no doubt have positive effects, at first, for European economies, but is having a very negative effect on bank earnings.

EXTRAORDINARY GENERAL MEETING 2020

And this situation, far from returning to normal, as I will explain in a few minutes, is showing signs that it will last for a long time to come.

And second, as a sector we were confronted with an enormous strategic challenge, brought on by the changing habits of customers in how they interact with their bank, a change which is driven with extraordinary power by the digital disruption that is ever more palpable in our daily lives.

And this situation is being exploited by new players who come mainly from the technology sector and who legitimately aspire to benefit from the lowering of entry barriers to upend the status quo in the sector.

Well then, in the last few years in Bankia we have worked in different directions in response to those challenges:

On the one hand, through non-organic growth of our bank, the most important milestone being the merger with BMN, which you the shareholders approved at in the general meeting of September 14th 2017.

And, on the other, through a huge push toward both the digital and the cultural transformation of our bank.

That digital transformation has led our organisation to adapt our multichannel distribution model to the needs of our clientele and, amongst many other achievements, to offer our customers excellent

EXTRAORDINARY GENERAL MEETING 2020

digital channels that are widely recognised both by the users themselves and by outside rating agencies.

And at the same time, we have made enormous strides in our cultural transformation, evolving towards a more open, less hierarchical and more flexible organisation, with large degrees of autonomy and a strong commitment to talent and a culture of meritocracy.

All of this with the sole objective of swiftly adapting ourselves to the changing environment in which we operate and to thus be able to satisfy our customers' needs faster and more efficiently.

Therefore, and as you have been able to see, the bank owned by you, the shareholders of Bankia, has undergone extraordinary transformation in recent years.

A transformation that, as you can see in the figures, has propelled us to become the most solvent of the major banks in our country, when at our starting point in 2012, after the injection of state aid, we had the minimum level required by regulators.

We have a very comfortable liquidity position.

And our current NPL ratio is nearly 10 percentage points below the level we had in 2012.

EXTRAORDINARY GENERAL MEETING 2020

And this has all been made possible by the enormous efforts waged by the entire Bankia team, placing our focus on the customer and on the market over the course of all these years.

Today, more than 43% of our customers recommend us a main bank to work with, when in 2013 only 3% did so.

And this recognition has been reflected in the sharp improvement seen in our market shares, both in retail banking and in business banking:

•	On the screen you can see that our share of mutual funds has increased by more than 300 basis points.

•	And that growth in our market share is also seen in consumer lending and in the world of payment systems.

•	In lending to businesses, we have boosted our share by 265 basis points to 8.20%. And today this business is a fundamental pillar for generating profits for Bankia.

This is the enormous transformation in these years carried out by the bank that you own.

As I mentioned earlier, we have always been mindful of challenges before us in terms of strategy and profitability. And we have tackled those challenges.

EXTRAORDINARY GENERAL MEETING 2020

Those challenges, however, have been greatly intensified by the economic and social crisis spawned by COVID.

This crisis is causing so much pain for many inhabitants of our planet and is hitting our country in recent weeks.

This is, without doubt, one of the most important challenges that we as a society have had to face in recent years.

It is causing grave harm to our economy. Still today it is hard to predict how far or how long its effects will go, but it is obvious that our GDP will be hurt very severely.

On the righthand part of the screen you can see the variation in our country's GDP and the different recovery scenarios envisioned by the Bank of Spain.

And, as you can also see, despite the economic support measures put in place, and in all cases depending on how the pandemic evolves, the Bank of Spain's baseline scenario does not foresee a return to the pre-COVID GDP level until after 2022.

This, in and of itself, has a very large impact on so cyclical a sector as banking.

EXTRAORDINARY GENERAL MEETING 2020

But, at the same time, this situation has changed the financial environment. Today, as can been seen in the slide, it is obvious that we will have negative rates in Europe for a long time to come.

The market is in fact discounting that we will not see positive rates in the Euro Zone until mid-2027.

Parallel to this, we have seen how society, our customers, have made a strong shift toward digitisation in these months, but this is a phenomenon that is here to stay.

And faced with such a rapidly changing environment, the Board of Directors, which had in the past already dedicated several meetings to analysing the sector's consolidation in Spain and the role that Bankia could play, understood that anticipation was a key strategic factor.

Because anticipation at a time of abrupt change in our environment allows several things:

•	First, a broader range of options.

•	And it also permits the integration to be pursued from a stronger financial position.

And in this process of anticipating change it has always been very clear to us that our most important challenge as a bank is to continue supporting our country’s families and businesses, while at the same

EXTRAORDINARY GENERAL MEETING 2020

time preserving our balance sheet and improving our profitability, thereby creating value for you the shareholders.

And this is why the Board understood that anticipation should materialise in the search for a partner with whom we could achieve assurances along four key lines.

•	Critical mass, to obtain economies of scale and thus enhance efficiency, while at the same time wielding greater capacity for sustained investment in technology and innovation.

•	Greater financial robustness, with a strongly provisioned and well capitalised balance sheet, with the aim of being able to face the consequences of the economic crisis in a stronger position.

•	In third place, the achievement of sustainable profitability, thanks to a balanced business mix and strong capacity to generate revenue from diversified sources.

•	And while all of that is fundamental, no less so is that these objectives be pursued with a common culture and set of values, because that is the only way of mitigating the implementation risk that all mergers entail.

Now then, I believe that the proposed merger that we are presenting here today meets all those objectives.

EXTRAORDINARY GENERAL MEETING 2020

With respect to the goal of achieving sufficient critical mass:

The bank that will be spawned by the merger between Bankia and Caixabank will be the leader in the Spanish market

•	With total assets of more than 660 billion euros.

•	With market shares of around 25% in Spain.

•	And with the confidence of more than 20 million customers, and, what is more, as bank of reference in high-value products.

And, while it is true that our bank will become the outstanding leader in our country, both in deposits and in lending, this situation, as you can see on the screen, is no different from that seen in the sector in other European countries, where the market leader holds similar shares.

As for the goal of attaining greater financial robustness, beginning with the quality of our balance sheet, the new bank is born with great strength, which translates into the lowest NPL ratio of the major Spanish banks and into one of the highest NPL coverage ratios.

In relation to solvency, we start out with very comfortable capital levels that will allow us to absorb the restructuring costs and financial adjustments, estimated at 150 basis points, to give us a pro forma level of top-tier capital of 11.6% in March 2021.

EXTRAORDINARY GENERAL MEETING 2020

That is to say, we will begin with a capital buffer after the adjustments and integration of more than 310 basis points over the regulatory requirement.

And, lastly, together with the quality of our assets and solvency, we will start out with a strong liquidity position, with 128 billion euros in liquid assets, placing us in a superb position to continue lending to businesses and households.

Regarding the third objective, which is to reach sustainable profitability, it leads us to analysis the generation of synergies.

The new project also comes into being with a great differential value, namely, a distribution platform that is singular in both scope and diversification and with the clear intention of offering the broadest range of high-value products and services.

We will operate in more than 2,200 towns and cities in Spain, in 290 of which as the only bank with a presence, bearing out our clear commitment to be close to our local communities and to promote financial inclusion.

In parallel to this physical presence, our digital capacities are top of the class and are now being used by more than 10 million customers.

Thanks to this distribution model and the complementary fit of the Bankia and Caixabank distribution networks, we estimate that we will

EXTRAORDINARY GENERAL MEETING 2020

be able to generate total synergies with the integration worth more than one billion euros per year.

These synergies will be generated at two levels:

First, propose to harvest synergies of 290 million euros per year, before taxes, thanks to the greater revenue that will be generated by implementing the best commercial practices of both banks.

Specifically, we believe there is major revenue-generating potential in integrating the life insurance business, as well as in extending Caixabank's savings and providential products to the current Bankia customers.

And second, we seek to attain cost savings of close to 770 million euros per year, before taxes, starting in 2023.

In both cases these are synergies that will improve our cost-income ratio by nearly 8 percentage points, taking us from near the middle of the sector's ranking in Spain, to a very advantageous position both in Spanish and in European banking sector.

And thanks to all of this, to the extension of the distribution model, to the increase in revenue and to the reduction in costs, we will boost the new bank's margins considerably, both in terms of earnings per share and in return on equity.

EXTRAORDINARY GENERAL MEETING 2020

And here I would like to spend a few minutes to share in greater details with all of you, ladies and gentlemen, what this proposed merger will mean for the shareholders of both Bankia and Caixabank, according to the projections given by analysts, and assuming the synergies I have just mentioned are achieved.

In terms of earnings per share, in 2022 the combined bank will obtain EPS of 0.33 cents share, 28% higher than Caixabank would obtain independently and nearly 70% higher than what Bankia would obtain.

Similarly, in terms of return on tangible equity or ROTE the combined entity would could record 8.2% rote in 2022. This is far higher, as you can see, than what the two banks would achieve on their own.

And this improvement in returns will allow us to pay out larger cash dividends in the future.

So, as you have been able to see in my presentation, the proposed merger that we are submitting for your approval today envisions the birth of a new bank:

•	With a large critical mass.

•	With a high quality balance sheet.

•	And with a singular distribution model.

EXTRAORDINARY GENERAL MEETING 2020

•	Which together with the synergies that will be harvested after the integration, will be primed to generate stronger earnings.

But all integrations entail a certain amount of implementation risk. Integrating the distribution networks, central services, IT systems, etc. is not a simple task.

And in this respect I also feel we can leverage two major strengths:

First, and as is shown in this figure, both banks have rich experience in integration processes.

In the last 10 years, we have integrated a large number of entities, achieving higher cost savings than initially announced.

Second, both banks share a common culture and values.

And although I will discuss this point more in depth in my conclusions, I would like to underscore here that both Bankia and Caixabank share a management model that places a priority on continuing to improve our customer satisfaction, a key factor for being able to continue creating value in a sustainable manner for all our stakeholders.

And moreover, we have a shared commitment to pursue our activity honouring our responsibility to all our stakeholders.

Therefore, dear shareholders, as you have been able to see over the course of this presentation, the project we are submitting to your

EXTRAORDINARY GENERAL MEETING 2020

consideration today is, without doubt, the best response to the challenges that we will continue to face as a sector in the medium term, and will at the same time create great value for our shareholders and for the rest of our stakeholders.

And this has been favourably received by the market, which reacted immediately to the merger announcement, and at the end of last week our share has gained 45% from its trading price on the day before the announcement, 20 percentage points more than the increase recorded by EURO STOXX Banks.

And with this, I step to the second part of my presentation in which I will discuss in greater detail the terms of the financial operation itself.

The transaction we are bringing before you today is based on a share exchange ratio of 0.6845 ordinary shares of Caixabank for each share of Bankia, a swap that prices in a premium over the value of the Bankia shares and that I will analyse momentarily.

Both the due diligence reviews conducted by the two banks and the report of the independent expert appointed by the Commercial Registry of Valencia have concluded satisfactorily.

The proposed merger terms were approved by the Boards of Directors of Bankia and Caixabank this past September 17th and today we submit them for approval by you the shareholders.

EXTRAORDINARY GENERAL MEETING 2020

And it will likewise be brought before the Caixabank General Meeting this coming Thursday.

In this regard, I should inform you that in relation to the provision set out in Article 39.3. of the Spanish Law on Structural Modifications of Business Corporations, between September 17th when the proposed merger terms were approved and today’s date, there have been no material variations in assets or liabilities.

I can also inform you that there have likewise been no material variations in Caixabank's assets or liabilities, according to the information they have given us.

Once the proposed merger terms have been approved by both General Meetings, if that is the case, approval will be sought from the different regulatory agencies.

As I have said throughout this presentation, the proposed merger will unlock great value for all of you, the current shareholders of Bankia.

As I noted earlier, the swap ratio offered of 0.6845 Caixabank shares for every Bankia share represents a premium over the trading price of our bank on the day the merger was announced of 20%, or of 28% if we take the exchange ratio for the three months before the announcement, which is the indicator most commonly used.

In addition to that premium, which has already been discounted in the trading price of our share, as I mentioned a few minutes ago, the

EXTRAORDINARY GENERAL MEETING 2020

consensus analyst opinion estimates that in 2022 the shareholders of the present Bankia will see their earnings per share rise by 69% compared with the earnings we would have generated on our own.

As for the shareholder structure, the agreed swap ratio will mean that the former Caixabank shareholders will own 74.2% of the new combined bank's capital, while Bankia shareholders will own 25.8%.

In terms of the composition of that shareholder base, Criteria will own 30% of the shares, the FROB 16%, institutional investors 37%, and, lastly, and this is very important, we will have 750,000 retail-investor shareholders with an aggregate equity stake of 17%.

This having been said, I have always been of the opinion that the sustainability of a project over time pivots on having excellent corporate governance.

And I believe the corporate governance proposed for the new bank is excellent.

As you can see, the new Board that is brought before the two General Meetings for their consideration, will be one-third composed of directors from Bankia and two-thirds from Caixabank.

By category, the 15 directorships on the new Board will consist of three proprietary directors: two representing Criteria and one for the FROB.

EXTRAORDINARY GENERAL MEETING 2020

And 60% of the Board will be composed of independent directors.

Furthermore, and this is well worth highlighting, 40% of the directors will be women, all with excellent professional track records.

So, I think we should feel proud to have a Board of Directors composed of individuals of recognised prestige, with vast experience and unquestionable commitment.

And, lastly, there are three questions which, in view of their importance, I would like to share with you.

The new bank will continue to have its corporate headquarters in Valencia, the same city were both banks are currently headquartered.

From an operational standpoint, there will be two head offices, one in Madrid and another in Barcelona.

The Caixabank brand will be maintained. It has enormous historical value and great market recognition.

And with this I will now go on to the last part of my presentation, in which I will briefly share with all of you the projected timetable for the proposed merger, along with some final conclusions.

In terms of the calendar and the upcoming milestones of the proposed merger, two days after today's General Meeting Caixabank will hold its own General Meeting in this same spot.

EXTRAORDINARY GENERAL MEETING 2020

If and when you the shareholders have approved the merger proposal today, and the Caixabank shareholders do likewise this Thursday, we will move forward in the process of applying for authorisations.

The final decision is the responsibility of the Spain`s Ministry of Economic Affairs and Digital Transformation, which will require the prior report, amongst other bodies, from the Bank of Spain and the European Central Bank, as well as Spain’s Antitrust Authority.

Once those authorisations are received, we will make the arrangements to carry out the merger share swap and, consequently, for the admission to trading of the newly issued shares, which will carry the same financial, voting and other rights as those currently in circulation.

We expect this to come at the end of the first quarter of next year.

The process of integrating the two banks will then begin and culminate with the technological integration, which is initially projected for late 2021.

And now I will share with all of you some brief final reflections.

Throughout my presentation I have focused my attention on the financial variables of the proposal submitted for your approval today.

I have told all of you that:

EXTRAORDINARY GENERAL MEETING 2020

•	We are considering the creation of the biggest bank in Spain.

•	That this new bank takes shape with a very solid balance sheet to confront an environment that will not doubt be very demanding.

•	That the union of both banks will give rise to synergies that will allow much higher returns than could have been obtained by the two independently.

•	And that, consequently, the merger creates great value for you, the owners of the bank.

But I also feel that I should delve further into certain intangible aspects of the transaction, because as I have told you on numerous occasions over the course of these years, I personally put much stock in them.

Those intangibles are not recorded in the financial statements, but they make up the soul of an organisation and are without doubt a key driver for success.

We take up this new project with a very clear purpose, which is to serve society by supporting Spanish families and businesses, because this, without any doubt, is the best contribution we can make to our country's social and economic recovery.

And we do this with the conviction that we must develop a model that builds on the best of our two banks.

EXTRAORDINARY GENERAL MEETING 2020

It is not just a matter of summing up what we have, but of creating a franchise that enhances the practices that are today pursued by each of the banks separately.

And we must do this based on principles which, given our origin, are shared and that must be strengthened even further going forward.

Principles that are rooted in our different groups of stakeholders.

•	Because in the new bank, we continue to be mindful that the customers are the raison d'être for everything we do and aspire to do. We are convinced that if we keep, as we will, our customers at the focal point of our strategy, we will be able to offer them a service that is better suited to their needs, close to their concerns and more efficient.

•	But this will not be possible without the commitment of our entire team. We are very aware that, at first, as is always the case in an integration process, our team will have to go through a period of adaptation that will not be easy. But we are convinced that this project, which will be governed by a strictly merit-based culture, will generate great opportunities for future professional development for all those involved.

•	The combination of these points should lead us to results that allow us to remunerate capital and create value for all of you, the shareholders who own our bank. We know that this is a

EXTRAORDINARY GENERAL MEETING 2020

necessary condition for the sustainability of any project and we are profoundly committed to staying this course.

•	However, attaining adequate levels of return is a necessary but not sufficient condition for the project's sustainability over time.

A project is sustainable in time if society wants it to exist and sees it as useful and as aligned with the public interest.

And in our new project, this will come naturally, given our main shareholders: The Fundación La Caixa, which will have in our earnings the basis for continuing to carry out the extraordinary social work it does; and the FROB, which, in short, ensures that the return on this investment will accrue to the benefit of the Spanish taxpayer.

And it is on this basis that we propose to embark, if you so approve, on a project that we approach humbly but that has enormous ambition.

The ambition to lead the Spanish banking system in the stage of enormous transformation that we will live through in the near term.

But I do not want to end my talk without referring to the persons who have made this transformation of Bankia possible over the course of all these years.

In all General Meetings I have told you of the tremendous pride I take in being part of the Bankia team.

EXTRAORDINARY GENERAL MEETING 2020

And I have said so not as a rhetorical flourish or a figure of speech.

When one reviews, as we have done today in the first part of this presentation, the huge transformation of the bank that you own, the question always arises as to what has been the reason, the driving force, for that enormous change.

And I always answer that question in the same way, because I am convinced that the most important factor has been the transformation of our team's mindset.

That is what has brought us here and what allows us to tale on this new project that we are presenting to you here with satisfaction and self-confidence.

I am grateful to the Bankia team for many reasons, but above all for your example, the example they have given me during all these years.

An example of obsession for customer service, professionalism, commitment and the spirit of adaptation and sacrifice

And to do this, moreover, with values and principles that are profoundly ethical and deeply ingrained in their conduct.

And, certainly, I want to make special mention of the members of the Board of Directors.

EXTRAORDINARY GENERAL MEETING 2020

If there is a case of the good work of a board in running a company, it is, without a doubt, our Board.

In all these years, the directors of the bank you own have given a permanent example of dedication, professionalism and absolute independence, and I emphasis absolute independence.

I can ensure you that each and every one of them, those who are present here and those who took part in the early years of our existence, have provided me with permanent support, in a loyal spirit of constructive criticism, and so I want to once again voice my recognition and my gratitude to them.

And to all of you, ladies and gentlemen, the shareholders who own Bankia, many thanks for your attention and confidence.